U
SECURITIES A ... ION
Was

04019395

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	.12.00

SEC FILE NUMBER
8-42970

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Broadview International LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York	New York	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Cullen (212) 707-6470

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
APR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michael Cullen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broadview International LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Financial Condition.
- ☐ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (p) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Broadview International LLC
(a wholly-owned subsidiary of
Jefferies Group, Inc.)
and Subsidiary

Consolidated Statement of Financial Condition
December 31, 2003

Broadview International LLC
(a wholly-owned subsidiary of Jefferies Group, Inc.)
and Subsidiary

Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

To the Member and the Board of Managers of
Broadview International LLC
New York, New York

We have audited the accompanying consolidated statement of financial condition of Broadview International LLC (a wholly-owned subsidiary of Jefferies Group, Inc.) and subsidiary (together, the "Company") as of December 31, 2003. The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Broadview International LLC and subsidiary as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 13, 2004

Broadview International LLC
(a wholly-owned subsidiary of Jefferies Group, Inc.)
and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2003	
Assets	
Cash and cash equivalents	**$10,239,177**
Receivables from customers, less allowance for doubtful accounts of $1,144,888	**3,175,134**
Prepaid expenses	**1,669,165**
Furniture, equipment and leasehold improvements, net of accumulated depreciation (Note 1)	**4,052,876**
Due from partners and employees	**36,983**
Restricted cash (Note 4)	**460,191**
Other assets	**156,017**
	$19,789,543
Liabilities and Member's Equity	
Liabilities:	
Accounts payable	**$ 1,910,140**
Accrued liabilities (Note 2)	**8,978,401**
Deferred revenue	**511,283**
Note payable (Note 6)	**1,063,042**
Due to affiliates (Note 5)	**113,579**
Total liabilities	**12,576,445**
Commitments and contingencies (Notes 7 and 10)	
Member's equity (Note 10):	
Member's equity	**7,303,508**
Cumulative translation adjustment	**(90,410)**
Total member's equity	**7,213,098**
	$19,789,543

See accompanying summary of business and significant accounting policies and notes to consolidated statement of financial condition.

Summary of Business and Significant Accounting Policies

Organization

Broadview International LLC ("LLC") is a limited liability corporation, organized under the laws of New Jersey and is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The LLC has a wholly-owned subsidiary, Broadview International Limited ("Limited"), a United Kingdom ("UK") company registered under the Financial Services Act of 2000. LLC and its subsidiary (collectively, "Company") is a global merger and acquisition advisory firm servicing the information technology, communications, media and healthcare industries worldwide.

During December 2003, Broadview Holding LLP's ("BHLLP") sold its wholly-owned membership interest in the Company to Jefferies Group, Inc.

The Company does not carry customer accounts or otherwise hold funds or securities for customers and is, accordingly, exempt from the reserve requirements of SEC Rule 15c3-3.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business as cash and cash equivalents. Cash and cash equivalents are held at financial institutions and at times during the year have exceeded the amount of $100,000 insured by the FDIC.

Foreign Currency Translation

Net assets of the Company's operations outside of the United States are translated into U.S. dollars using current exchange rates and revenues and expenses are translated at the average rates of exchange during the period. The effects of translation adjustments are included as a separate component of member's equity and comprehensive loss.

Foreign currency transaction gains and losses arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency.

Cumulative Translation Adjustment

At December 31, 2003, the Company had an accumulated other comprehensive loss of $175,162. This loss resulted from the foreign currency translation of the Company's wholly-owned subsidiary and is reflected as a separate component of member's equity.

Valuation of Securities

Securities owned are valued at the last recorded sales price on a recognized stock exchange or the average of the bid and ask prices. Investments in small business concerns are carried at cost until significant developments provide for a change in valuation.

Use of Estimates

In preparing a statement of financial condition in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The LLC is organized and operates as a limited liability company and is not subject to Federal and state income taxes as a separate entity.

Limited is a UK company for which foreign taxes have been provided and included in the accompanying consolidated statement of financial condition. Limited accounts for taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted tax rate.

Summary of Business and Significant Accounting Policies

Depreciation and Amortization

Property and equipment are stated at cost. Depreciation is provided for primarily by the straight-line method over their estimated useful lives, ranging from 2 to 7 years. Leasehold improvements are amortized by the straight-line method over the lesser of their economic useful lives or the terms of the related leases.

Principles of Consolidation

The accompanying consolidated statement of financial condition includes the accounts of the LLC and its wholly-owned subsidiary. All intercompany balances and transactions between the LLC and its subsidiary have been eliminated in consolidation.

1. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements was comprised of:

December 31, 2003	
Computer equipment	$ 6,333,593
Office furniture, fixtures and equipment	7,002,561
Leasehold improvements	5,803,554
Total furniture, equipment and leasehold improvements	19,139,708
Less: Accumulated depreciation and amortization	(15,086,832)
Net furniture, equipment and leasehold improvements	$ 4,052,876

2. Accrued Liabilities

Accrued liabilities consist of:

December 31, 2003	
Accrued and deferred rent	$3,443,250
Accrued salary and bonus	3,353,852
Accrued legal and professional fees	770,947
Accrued other	1,410,352
	$8,978,401

3. Concentrations of Risk

The Company provides merger and acquisition services predominately to the information technology, communications, media and healthcare industries and, as such, is dependent on an ongoing stream of transactions in the marketplace. Economic fluctuations within these industries have a direct impact on the Company's operations.

4. Restricted Cash

The Company has placed $125,000 and $335,191 in certificates of deposit to secure letters of credit. The letters of credit represent collateral on the Company's lease agreements for office spaces in Waltham, Massachusetts and New York City, respectively.

5. Related Party Transactions

The LLC and Limited have each entered into an agreement (Managing Director Service Agreements ("MDSA")) with BHLLP, the former parent company of the Company, whereby each company pays fees equal to 90% of its net income, if any, as defined in the agreements. Neither the LLC nor Limited incurred such fees for the year ended December 31, 2003.

The Company provides opportunities for employees to personally participate in investments that the Company becomes aware of in the normal course of business. As of December 31, 2003, due from employees and partners of BHLLP, on the accompanying consolidated statement of financial condition, represents advances made on their behalf which are noninterest-bearing and will be settled within one year.

The Company has paid certain operating costs on behalf of its affiliate, Broadview Capital Partners LLC, and received loan note payments on behalf of Broadview Private Equity LLC. The amounts outstanding related to these advances are included in due to affiliates on the accompanying consolidated statement of financial condition.

6. Note Payable

On May 16, 2003, the Company entered a second amendment with its lease in Silicon Valley, California to surrender a portion of the leased premises. As part of the amendment, the Company undersigned a promissory note to the landlord in the amount of $1,063,042. The principal and interest of 6% per annum are payable in (i) 15 equal monthly installments of $23,300 on or before the first day of each month commencing on January 1, 2004 and ending March 31, 2005; and (ii) 12 equal monthly installments of $70,946 on or before the first day of each month commencing April 1, 2005 and ending March 31, 2006. Included among the events of default are the Company becoming insolvent, failure to pay installments when due and failure to pay basic rent on the amended lease when due. In the event of default, interest shall be paid at the lesser of 18% per annum or the highest rate permitted by law.

7. Commitments and Contingencies

Litigation

The Company is a defendant in legal actions arising out of its activities. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions and it intends to defend each of these vigorously, and that resolution of these actions will not have a materially adverse effect on the Company's financial position.

Operating Leases

The Company leases premises and office equipment under various noncancelable lease agreements expiring through March 2012. The Company also subleases portions of its premises under sublease agreements expiring through March 2012. Minimum future rental payments and sublease income are:

Year ending December 31,	Operating leases	Sublease income	Net
2004	$ 6,654,000	$1,254,000	$ 5,400,000
2005	6,673,000	788,000	5,885,000
2006	6,700,000	492,000	6,208,000
2007	6,461,000	492,000	5,969,000
2008	5,960,000	492,000	5,468,000
Thereafter	13,539,000	1,600,000	11,939,000
	$45,987,000	$5,118,000	$40,869,000

A portion of the Company's future lease payments has been accrued as restructuring charges (see Note 9).

8. Employee Benefit Plan

The LLC has a 401(k) savings plan in which substantially all U.S. employees who have completed three months of service can participate. Employer contributions are at the discretion of the Board of Directors and vest over three years. The plan was terminated on December 23, 2003. Limited also has an employee benefit plan for UK employees.

9. Restructuring Charges

The Company initiated restructuring actions to improve operational effectiveness and efficiency and reduce operational expenses worldwide. Actions taken in 2001, 2002 and 2003 included reduction in personnel and initiatives taken to consolidate space and sublease certain rental properties in Foster City, California and London, U.K.

10. Net Capital and Reserve Requirements

As a broker-dealer, LLC is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was $1,240,502, which exceeded the required net capital by $823,408.

The accounts of Broadview International Limited are not included in the computation of the Company's net capital, pursuant to SEC Rule 15c3-1.

11. Income Taxes

As of December 31, 2003, Limited has NOL carryforwards for UK income tax purposes totaling approximately $4,654,000. These carryforwards are available to offset future taxable income generated from the same trade, subject to acceptance from Inland Revenue. For financial statement reporting purposes, a deferred tax asset of approximately $1,405,000 related to the NOL carryforwards has been fully offset with a valuation allowance, as the realization of this deferred tax asset is dependent on Limited generating future taxable income. The deferred tax asset and the corresponding valuation allowance increased by approximately $887,000 in the year primarily due to the loss incurred during the current year.

BDO

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

To the Member and Board of Managers of
Broadview International LLC
New York, NY

In planning and performing our audit of the financial statements and supplemental schedules of Broadview International LLC (a wholly-owned subsidiary of Jefferies Group, Inc.) and subsidiary (together, the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to .the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

February 13, 2004